Emclaire Financial Corp. 612 Main Street w Emlenton, PA 16373-0046 Phone: (724) 867-2311 / FAX: (724) 867-1007 Website: www.emclairefinancial.com

November 23, 2010

Via EDGAR

Mark Webb
Legal Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Emclaire Financial Corp.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
File No. 000-18464

Dear Mr. Webb:

This letter is in response to your Comment Letter received by Emclaire Financial Corp. (“the Corporation”) on Tuesday, November 9, 2010 with respect to its Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report for the quarter ended June 30, 2010, and outlines the additional disclosures that the Corporation will incorporate into future filings beginning with the Corporation’s Annual Report on Form 10-K for the year ending December 31, 2010.

Item 1. Business

1.	Delinquencies and Classified Assets, page K-6

Comment:	Please revise future filings to show separately non-accrual loans, loans past due 90 days and troubled loans.

Response:
The Corporation will make modifications to include the requested amounts beginning with the filing of the December 31, 2010 Form 10-K.  The expanded disclosure will be similar to “As of December 31, 2010, the Corporation’s non-performing assets amounted to $X.X million or X.X% of the Corporation’s total assets.  Non-performing assets at December 31, 2010 included non-accrual loans, loans past due 90 days and troubled loans of $X.X, $X.X and $X.X, respectively.”  We assume that your terminology “troubled loans” refers to troubled debt restructures.

2.	Supervision and Regulation, page K-14

Comment:
Please revise future filings to include your capital ratios as of the year end in the “Capital Standards” section.  In addition, future filings should also include a specific section related to the Capital Purchase Program and Emergency Economic Stabilization Act of 2008, with a particular point of emphasis being your participation in the CPP.

Mark Webb
United States Securities and Exchange Commission
November 23, 2010

Response:
The Corporation included year-end capital ratios for December 31, 2009 in Note 12 of Notes to Consolidated Financial Statements (page F-27).  In future filings, beginning with December 31, 2010, the Corporation will also include this table in the “Capital Standards” section of the Form 10-K.

The Corporation included Capital Purchase Program participation information for December 31, 2009 in Item 1A (Risk Factors) and in Note 3 of Notes to Consolidated Financial Statements (pages K-21 and F-16).  In future filings, beginning with the December 31, 2010 Form 10-K, the Corporation will also include this information in a separate section of the Form 10-K.

3.	Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page K-25

Comment:	Please revise your future filings to include the number of your stockholders as of “the latest practicable date” rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

Response:	In future filings, beginning with the December 31, 2010 Form 10-K, the Corporation will use the latest practicable date (as opposed to December 31) in reporting the number of stockholders.

4.	Item 13. Certain Relationships and Related Transactions, page P-17

Comment:
We note your disclosure that your loans (other than those disclosed on page P-17) to your insiders are on substantially the same terms as those with “the Bank’s other customers.”  Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K or amend with the required information.  In future filings please use the correct language for the representation.

Response:
In the December 31, 2009 Form 10-K, the Corporation’s use of the term “the Bank’s other customers” could have been replaced with the correct representation by instead stating “persons not related to the lender.”  The Corporation will use the correct language, “persons not related to the lender,” in future filings, beginning with the December 31, 2010 Form 10-K.

5.	Note 2. Business Combinations, page F-16

Comment:	Please provide us with your analysis of the cost of the ECSLA acquisition and your calculation of the amount of negative goodwill recorded.

Response:
The Corporation acquired assets with a fair value of $8.2 million, assumed liabilities with a fair value of $6.3 million and incurred certain transaction costs in the acquisition of Elk County Savings and Loan Association.  This transaction netted negative goodwill of $906,000 which the Corporation realized as extraordinary income during 2008.  Please see attached Exhibit A for additional analysis of this transaction.

Mark Webb
United States Securities and Exchange Commission
November 23, 2010

6.	Note 5. Loans Receivable, page F-20

Comment:	Please revise future filings to disclose the amount of interest you would have recorded on impaired loans if they had been current. Refer to section III.C.2 of Industry Guide 3.

Response:
Section III C.2. of Industry Guide 3 requires the disclosure of “the gross interest income that would have been recorded in the period then ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period” and “the amount of interest income on those loans that was included in net income for the period” for loans accounted for on a nonaccrual basis or troubled debt restructurings.  The Corporation disclosed this information in Item 1. Business in the Delinquencies and Classified Assets section of the December 31, 2009 Form 10-K (page K-6).  In future filings, beginning with the December 31, 2010 Form 10-K, the Corporation will include this information in the Loans Receivable footnote as well.

7.	Note 10. Deposits, page F-23

Comment:	Please revise future filings to disclose time deposits of $100,000 or more by maturity period. Refer to section V.D. of Industry Guide 3.

Response
Industry Guide 3 requires the Corporation to “state the amount outstanding of 1) time certificates of deposits in amount of $100,000 or more and 2) other time deposits of $100,000 or more issued by domestic offices by time remaining until maturity of 3 months or less; over 3 through 6 months; over 6 through 12 months; and over 12 months.”  The Corporation disclosed this information in the December 31, 2009 Form 10-K on page K-10 and in future filings, beginning with December 31, 2010, will also provide this information in the Deposits footnote as well.

If you have any questions regarding our responses to your comments on the financial statements and related matters, please contact me at (724) 867-2026.

Sincerely,

/s/ Amanda L. Engles

Amanda L. Engles
Principal Accounting Officer

Mark Webb
United States Securities and Exchange Commission
November 23, 2010

Exhibit A

Emclaire Financial Corp.	Prepared:	01/13/09
Extraordinary income reconciliation - 2008

		Consolidated

Transfer of ECSLA equity		$1,858,973

Payroll tax overaccrual		2,239
Tax adjustment (deductibility study)		55,653
Tax adjustment on PAA		(34,274)
Tax adjustment on ECSLA deferred (allowance)		70,305
Discount on stock		(293,279)
EMCF transaction costs:
Legal expense		(312,874)
Offering manager expense		(135,983)
Printing and SEC filing expenses		(105,000)
Advisory board fees		(70,000)
Accounting fees		(53,760)
K. Marshall consulting agreement		(20,662)
Other (other filing fees, ITI, D&O insurance, etc.)		(55,069)
Subtotal (a)		(753,348)
Total, net (b)		$906,270

(a)	Actual transaction costs for EMCF totaled $753,000 versus $520,000 originally projected;
difference is principally in legal and printing expenses.
(b)	Transaction was unique and resulted in net equity add of $906,000 excluding consideration of stock offering proceeds which totaled $3.5 million in additional equity capital.